

October 8, 2013

Via E-mail
Mr. Robert J. Palmisano, President and Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response Letter Dated October 1, 2013**
> **File No. 1-35823**

Dear Mr. Palmisano:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 17 – Commitments and Contingencies, page 85

Product liability, page 86

1.   We note your response to prior comment 3. Please explain to us in detail why you believe it is appropriate to record a current accrual for estimated future fractures. Discuss how you concluded that the provisions of FASB ASC 450-20-25-2(a), which requires that a liability had been incurred at the date of the financial statements, applies to your situation. Also discuss how you considered the guidance in FASB ASC 450-20-55-2,

450-20-55-17, or any other authoritative literature on which you relied in concluding that accrual was appropriate.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief